

AIM HIGHER — IMPROVING STEWARDSHIP TO REVERSE UNDERPERFORMANCE AND UNLOCK TRAPPED VALUE

NOVEMBER 2022



LEGAL DISCLOSURE



DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC and the other participants named in the proxy solicitation (collectively, the "Land & Buildings") and are based on publicly available information with respect to Apartment Investment and Management Company (the "Company"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Land & Buildings has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

TABLE OF CONTENTS



LAND & BUILDINGS OVERVIEW



LAND & BUILDINGS OVERVIEW

Aimco

DECADES OF EXPERTISE IN THE REIT INDUSTRY

- **Firm Background**
  - Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”, “L&B”, “we” or “us”) is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global Real Estate Investment Trusts (“REITs”) and real estate-related companies
- **Investment Strategy**
  - Long-term investment horizon
  - Invests primarily in companies with discounted valuations and high growth
  - Seeks to maintain and nurture constructive relationships with portfolio companies
  - Land & Buildings has completed 35 active engagements over the past decade
- **Real Estate**
  - Founder and Chief Investment Officer Jonathan Litt has been researching, analyzing, and investing in public and private real estate for 30 years
  - Jonathan Litt was a number one ranked property analyst for a substantial portion of his 14 years at Citigroup, PaineWebber, and Salomon Brothers



Associated Estates
MGM RESORTS INTERNATIONAL
AMERICAN CAMPUS COMMUNITIES
LXP INDUSTRIAL TRUST
MACK-CALI
Taubman
LIBERTY PROPERTY TRUST
AMERICAN Homes 4 Rent
QTS
NorthStar ASSET MANAGEMENT

OVERVIEW OF APARTMENT INVESTMENT AND MANAGEMENT COMPANY ("AIMCO", "AIV" OR THE "COMPANY")

COMPANY OVERVIEW

DEEPLY DISCOUNTED APARTMENT REIT WITH SUBSTANTIAL TRAPPED VALUE

Aimco

National multifamily REIT focused on value-add and opportunistic investments

L&B Estimated Net Asset Value	$12.20/share
Share Price (as of 11/14/22)	$7.63
Equity Market Cap	$1.2B
Estimated Implied Cap Rate	9%
Upside to Net Asset Value (NAV)	60%


Yacht Club (Miami, FL)


Hyde Park Tower (Chicago, IL)

AIMCO PORTFOLIO

The Aimco portfolio can be broadly grouped in three distinct categories.


Upton Place


Parkmerced


Eldridge Townhomes

Value Add & Opportunistic Real Estate

Developments
Redevelopments
Portfolio Acquisitions
Operational Turnarounds
Re-entitlements

Alternative Investments

Mezzanine Loan with Option to Participate in Development

Passive Equity Investments

Core & Core Plus Real Estate

30 Stabilized Apartment Communities in Ten major U.S. markets

One Commercial Office Building

Source: Land & Buildings estimates, Company filings, Bloomberg

EXECUTIVE SUMMARY — WHY WE ARE HERE



EXECUTIVE SUMMARY



A CULTURE OF ACCOUNTABILITY IS NEEDED AT AIMCO

- **A deeply ingrained disregard for shareholders and archaic corporate governance**
  - Aimco chose to ignore the will of nearly half of its shareholders and spun out 90% of its assets in a taxable transaction into a new entity in December 2020 (the "Spin"), without holding a special meeting to seek shareholder approval of the Spin
  - Spin was used as opportunity to install a classified board structure under the Maryland Unsolicited Takeover Act ("MUTA"), which is universally regarded as poor corporate governance, and to delay its annual meeting, typically taking place in spring, until December

- **Historical underperformance and undervaluation pre- and post-spin**
  - Pre-Spin Aimco was a persistent underperformer on total shareholder returns ("TSR") compared to its apartment peers and consistently traded well below net asset value ("NAV"), while peers on average traded in-line with NAV
  - Post-Spin Aimco continues to trade at a deep discount to the Company's own stated NAV, yet is pursuing a large-scale acquisition and development growth plan reliant on an effective cost of capital – which the Company does not have
  - Aimco's TSR badly lagged peers post-Spin until L&B and others began accumulating large stakes in the Company earlier this year

- **Aimco prefers to remain nearly invisible to shareholders**
  - In what appears to us as a clear effort to avoid investor scrutiny, the Company has no sell-side analyst coverage, holds no earnings conference calls, does not give earnings guidance, and has no concerted investor outreach program

- **Opportunity to unlock substantial trapped value – 60% upside to NAV**
  - <u>Now is a critical time to improve stewardship</u>, in our view, as Aimco embarks on an ambitious >$2.5B development pipeline, making substantial capital allocation decisions over the next year that will have a long-lasting impact on shareholder value
  - New, independent oversight needed now to oversee Aimco's vague promise to evaluate "broad range of options to enhance stockholder value"
  - L&B's NAV analysis is in-line with the Company's own stated year-end 2022 NAV of $12/share; trades at 9% implied cap rate today

> **L&B believes our independent and exceptionally qualified and experienced nominees, Michelle Applebaum and Jim Sullivan, are the right individuals to help <u>maximize shareholder value</u> and <u>realize AIV's true potential</u>**

WHY WE ARE HERE



OUR CONCERNS ARE BORNE OUT OF DECADES OF ANALYSIS AND FRUSTRATION

- Land & Buildings brings to our analysis an acute understanding of the Company's historical operating and financial performance, the circumstances preceding and following the Spin in December 2020 and the dynamics of the multifamily REIT competitive landscape

We have known Aimco and Terry Considine since the Company's IPO in **1994**

We have covered the Company and its peers for decades – both as research analysts and investors – and **held countless discussions with pre- and post-Spin management over the years** regarding the serious concerns discussed in this presentation, including historical underperformance and undervaluation

Aimco's decision to spin out 90% of its assets in a taxable transaction, classify its board of directors (the "Board"), and delay its annual meeting – *all without shareholder approval* – contributed to L&B's decision to nominate directors to address the seemingly egregious governance conduct and rectify the substantially discounted valuation

L&B has nominated highly-qualified, independent directors Michelle Applebaum and Jim Sullivan because we believe **now is a critical time to improve stewardship** at the Company as it embarks on an ambitious >$2.5B development pipeline while trading at a substantially discounted valuation and without an effective cost of capital

Attempts to privately and collaboratively engage with Aimco management and the Board have been futile, as the Company has failed to acknowledge or address any of the numerous issues we have highlighted

AIMCO HAS UNDERPERFORMED



POOR PERFORMANCE VS. REITS, PROXY PEERS AND APARTMENT REITS

- Aimco's TSR substantially underperformed the REIT Index, Proxy Peers and Apartment REIT peers post-Spin until L&B and Westdale Investments (together with its affiliates ("Westdale") began accumulating large stakes in the Company earlier this year

- The recent uptick in share price has been a result of investor **hope** for an event or clear pathway to realizing the substantial value trapped, not **faith** in current management's business plan or execution, in our view

TOTAL SHAREHOLDER RETURNS	SINCE AIRC SEPARATION (12/15/2020)
Aimco underperformance vs. MSCI US REIT Index (RMSG)	-20%
Aimco underperformance vs. Proxy Peers	-19%
Aimco underperformance vs. Apartment REITs	-32%

Source: Bloomberg; Note: REIT Index defined as MSCI US REIT Index, Proxy Peers as defined in October 28th, 2021 Company Proxy Statement; Apartment REITs defined as BBREAPT Index in Bloomberg; Data through April 30, 2022



AIMCO HAS UNDERPERFORMED (CONT.)

Aimco

RECENT PERFORMANCE IS DRIVEN BY HOPE NOT FAITH IN OUR VIEW

- **Why use April 30, 2022, cut-off date to assess performance?**
  - We believe it is the most appropriate date both from the perspective of good corporate governance (given that most NYSE-listed companies hold annual meetings in the first half of each year) and historical precedent (given Aimco's typical April timeframe for holding its annual meeting)
  - Our analysis indicates recent share price performance has been boosted by Land & Buildings and Joseph Beard of Westdale, who were each separately accumulating significant stakes in the Company starting in in 2Q22 – which we believe the market became aware of
  - AIV shares further spiked in August 2022 when SEC ownership filings revealed these new shareholders and the media were speculating about a sale of the Company

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)

Apartment Investment and Management Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03748R754
(CUSIP Number)

Joseph G. Beard
2550 Pacific Ave, Suite 1600
Dallas, Texas 75226
(214) 515-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event which Requires Filing of this Statement)

Bloomberg

Activist Investor Litt Pushes for Sale of Aimco REIT

By Scott Deveau

August 12, 2022 at 8:00 AM EDT *Updated on August 12, 2022 at 9:40 AM EDT*

Source: Company filings, Bloomberg

THE PATH FORWARD



L&B'S INDEPENDENT NOMINEES BRING RELEVANT, COMPLEMENTARY AND MUCH NEEDED EXPERTISE IN OUR VIEW



Michelle Applebaum

SHAREHOLDER ADVOCATE FOR 30+ YEARS

✓ Proven analytical ability, independence, and advocate for shareholders & good governance

✓ Former equity analyst and Managing Director with Salomon Brothers (later Citigroup) and ranked number one in steel equity analysis for much of her career

✓ After Citi, her successful independent equity research and advisory consultancy reached nearly 100 of the top institutions in the US and refused to take advisory fees or make her research available to any covered company

✓ Positioned to help Aimco improve its corporate governance, make smarter investment decisions, and regain credibility with the investment community



James P. Sullivan

ACCLAIMED REIT ANALYST FOR 25+ YEARS

✓ Universally respected REIT analyst and former senior leader at top-rated independent research firm

✓ Spent over twenty-five years at Green Street, as Senior Advisor of Research and previously as President of Green Street's Advisory Group

✓ Worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC) and Manufacturers Hanover Trust Company

✓ Positioned to immediately help improve Aimco's capital allocation, overall strategy, and investor outreach

CHANGE IS NEEDED



WE BELIEVE THE COMPANY'S NOMINEES ARE THE WRONG CHOICE



Michael Stein

18-YEAR TRACK RECORD OF POOR OVERSIGHT

✕ Mr. Stein has been a director of the Company since 2004 (18 years), overseeing substantial underperformance of shares and a material, persistent discount to net asset value

✕ Member of pre-Spin Board and Nominating, Environmental, Social, and Governance Committee (the "Nominating and Corporate Governance Committee") – which disregarded significant shareholder concerns around the Spin and classified Board structure post-Spin

✕ Current Chair of the Investment Committee, which has overseen a broken capital allocation decision-making process that lacks discipline and risks destroying substantial shareholder value in our view



R. Dary Stone

FAILING AT GOOD GOVERNANCE

✕ Mr. Stone has been a director at Aimco since the Spin, allowing, in our view, the poor governance status quo to continue while AIV underperformed

✕ As Chair of the Nominating and Corporate Governance Committee, he has failed to act in accordance with the basic duties and responsibilities outlined in the committee's Charter (discussed in more detail in later slides)

✕ As Chair of the Nominating and Corporate Governance Committee, he has approved millions of dollars of compensation to multiple family members of fellow Aimco directors



A HISTORY OF SELF-SERVING ENTRENCHMENT MANEUVERS

Aimco

REFLECTS A LONG-STANDING CULTURE OF DISREGARD FOR SHAREHOLDERS' BEST INTERESTS

In 2020, Aimco staggered the Board in connection with the Spin in an effort to avoid accountability to shareholders, in our view

AIMCO COMPLETES SEPARATION OF APARTMENT INCOME REIT CORP.

12/15/2020

FORM 8-K

ITEM 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 14, 2020, Aimco filed with the Maryland Department of Assessments & Taxation an Articles Supplementary with an effective time of 12:01 am on December 15, 2020 (the "Articles Supplementary"). Pursuant to the Articles Supplementary, Aimco elects to be subject to the provisions of the Maryland Unsolicited Takeover Act ("MUTA").

Effective as of December 15, 2020, the Board amended and restated Aimco's bylaws (such amended and restated bylaws, the "Amended and Restated Bylaws") to provide that, among other things:

- Aimco elects by resolution of the Board to be subject to the provisions of MUTA, and consistent with such election, the Board is initially classified into three classes, denominated as Class I, Class II, and Class III, with such classes serving until the 2021, 2022, and 2023 annual meetings of Aimco's stockholder, respectively, at which annual meetings each Class will be elected to a term expiring at the 2024 annual meeting of Aimco's stockholders;

Aimco elects by resolution of the Board to be subject to the provisions of MUTA, and consistent with such election, **the Board is initially classified into three classes, denominated as Class I, Class II, and Class III, with such classes serving until the 2021, 2022, and 2023 annual meetings of Aimco's stockholder**, respectively, at which annual meetings each Class will be elected to a term expiring at the 2024 annual meeting of Aimco's stockholders;



Two years later…

…In 2022, Aimco announced plans to de-stagger the Board in 2023 (rather than immediately) in what appears to be a reactionary tactic to win favor in the face of a contested election

AIMCO HIGHLIGHTS SUCCESSFUL EXECUTION OF STRATEGY, GOVERNANCE ENHANCEMENTS AND COMMITMENT TO FURTHER ENHANCING STOCKHOLDER VALUE

11/15/2022

DENVER--(BUSINESS WIRE)-- Apartment Investment and Management Company (NYSE: AIV) ("Aimco" or the "Company"), following extensive engagement with and feedback from stockholders, today announced several actions to accelerate value creation and enhance corporate governance.

As a direct result of these discussions and the maturing of the Aimco business, Dary Stone, Chairman of the Nominating, Environmental, Social, and Governance Committee, announced that the Board has decided to take the following actions:

- **Declassify the Board in 2023:** Given the success of Aimco's strategic plan, the Aimco Board will accelerate the Company's previously planned transition to annual elections for all directors for one-year terms beginning at the 2023 annual meeting.
- **Opt out of MUTA:** The Aimco Board will opt out of the provisions of the Maryland Unsolicited Takeover Act, or MUTA, that allow it to re-classify the Board without the approval of stockholders.
- **Transition Timing of the Annual Meeting Date:** The Board intends to move the date of the Company's annual meeting so the 2024 annual meeting will be held by the end of the second quarter of 2024.

Declassify the Board in 2023: Given the success of Aimco's strategic plan, the Aimco Board will accelerate the Company's previously planned transition to annual elections for all directors for one-year terms beginning at the 2023 annual meeting.

Aimco's history of manipulating its governance raises the question: why should shareholders trust that anything is going to change without independent oversight?

Source: Company filings

REACTIVE GOVERNANCE CHANGES ARE TOO LITTLE, TOO LATE



REINFORCES URGENCY FOR NEW, INDEPENDENT VOICES SHAREHOLDERS CAN TRUST, IN OUR VIEW

- **Recent maneuvers appear to be less about good governance and more about maintaining the Board's positions**

Company is declassifying its Board in 2023	Company *will in the future* opt out of MUTA	Company is moving its 2024 annual meeting to its original 2Q timeframe
Why Wait?	***Why Wait?***	***Why Wait?***
• Aimco is refusing to immediately declassify its Board, continuing to protect three of the Company's longest tenured, arguably most conflicted directors, who are not up for election until next year	• We believe Aimco's refusal to immediately opt out of MUTA further illustrates a Board and culture that lacks accountability by refusing to fully relinquish its tools of shareholder disenfranchisement	• Aimco's refusal to move its annual meeting in 2023 to its original 2Q timeframe is depriving shareholders of the ability to vote on the full Board for yet another year

- **Aimco's vague commitment to an "evaluation of a broad range of options to enhance stockholder value" given its substantial discount lacks any credibility or urgency in our eyes**
  - Why trust the Board and Chair of the Investment Committee, Mr. Stein, now – after two years of inaction – to focus on and oversee strategies to maximize shareholder value?

> **We believe these inadequate governance changes and vague pronouncements about maximizing shareholder value <u>lack credibility</u> and only serve to <u>underscore the urgency</u> to elect L&B's nominees**

Source: Company filings

THE PATH FORWARD

STRONG CASE FOR CHANGE

- In order to improve the Company's total shareholder returns and maximize value, L&B believes Aimco needs to immediately take the following steps to materially enhance corporate governance and begin earning the trust of shareholders:



Refresh Board with independent, experienced and shareholder-friendly directors Michelle Applebaum and Jim Sullivan

Immediately declassify the Board which Aimco classified under MUTA

Immediately opt out of MUTA

Move the Annual Meeting back to the typical April timeline in 2023

Remove Terry Considine as a director to eliminate concerning conflicts

Install a robust investor outreach program and enhance disclosures, particularly regarding capital allocation sources, uses and long-term plans

Accelerate pace of assets sales and explore all strategic options

PRE-SPIN AIMCO BOARD AND MANAGEMENT FAILED SHAREHOLDERS IN OUR VIEW

A CONTINUED HISTORY OF TROUBLING GOVERNANCE



PRE-SPIN AIMCO DISREGARDED SHAREHOLDER INTERESTS IN PURSUIT OF A TRACK RECORD RESET IN OUR VIEW

- *In what we view as a thinly veiled attempt by pre-Spin Aimco management and the Board to brush a decades-long track record of underperformance under the rug, Aimco announced in September 2020 that it would spin out 90% of its assets in a taxable transaction into a new entity named Apartment Income REIT (AIRC)*

- **Events and actions surrounding the taxable spin only serve to underscore the long history of bad behavior that has and continues to occur:**

    - Aimco chose not to call a special meeting of shareholders of AIV to advise on the taxable spin, despite, in a timely manner, Land & Buildings receiving nearly 50% support for such a meeting – including a substantial majority of active shareholders

    - Aimco seemingly engaged in numerous disenfranchisement and delay tactics to stymie L&B's special meeting request, including:

        - Setting a record date for our special meeting request more than 5 weeks after we filed our preliminary solicitation statement

        - Declaring a large taxable special dividend with the same record date as our special meeting request, in a blatant attempt to drive taxable shareholders out of the stock prior to having their voices heard in our view

        - Delaying the certification of written consents by a week following delivery

        - Requesting L&B pay an exorbitant cost to hold the special meeting while simultaneously acknowledging there were no plans to hold a special meeting prior to the consummation of the Spin

    - Aimco ensured a staggered Board would be in place at the Company for several years following the Spin and put in place a December Annual Meeting, we believe, to avoid and delay shareholder accountability once again

    - Aimco failed to seriously engage with parties interested in purchasing Aimco and mischaracterized private operator Westdale's 2020 offer to buy the pre-Spin Aimco as "grossly inadequate" despite our understanding that it was at a substantial premium

A RUSHED DECISION



BOARD APPEARS TO HAVE DESIGNED SPIN TO DELIBERATELY AVOID SHAREHOLDER VOTE

09/14/20
Aimco announces the reverse spinoff of 90% of assets through a taxable spin

09/22/20
L&B demands AIV Board of Directors put Spin to vote

09/25/20
L&B receives letter from AIV refusing to call special meeting

09/29/20
L&B files preliminary solicitation statement with SEC to call a special meeting

11/12/20
L&B delivers written requests to call a special meeting

11/19/20
Aimco informs L&B that special meeting will not be able to take place prior to AIRC Spin

12/15/2020
AIV goes forward with AIRC Spin without a shareholder vote

AIMCO announces the formation of Apartment Income REIT… L&B: "without share holder consent"

L&B: "We believe that shareholders deserve the right to express their views on such a material and potentially value-destroying plan…"

L&B: "Company's Recent Attempts to Justify Plan for Business Separation Have Only Further Revealed Extent to Which Transaction Would Benefit Management at the Expense of Shareholders."

L&B received support from ~47% of shareholders to call the special meeting, as well as support from ISS and Glass Lewis

Aimco letter to L&B stated Spin would occur "shortly" and that the special meeting "unlikely to occur prior to the consummation of the separation due to documentation preparation time, SEC review …"

Post-Spin Aimco now has a staggered Board and did not host its first Annual Meeting until December 2021

INVESTMENT COMMUNITY RAISED DOUBTS ABOUT SPIN



INVESTORS AND SELL-SIDE ANALYSTS QUESTIONED THE MERITS OF THE PROPOSED TRANSACTION

In a downgrade to Sell "Trading a Quarter for Two Dimes," Citi Analyst Bilerman noted "…**we believe the restructuring is not value enhancing** and actually adds more complexity, leading to two subpar entities, a higher dividend payout ratio, and significant tax consequences for taxable shareholders…" – Citi

"… with existing Chairman and CEO Terry Considine overseeing both entities,… **we believe this muddles the "simplicity" and "independence" potential benefits to the AIR story.**" – KeyBanc

"… We believe **AIMCO likely faces an exit from the S&P as a result of this transaction,** which could drive certain investors to exit the stock." – Mizuho

Investors Were Highly Skeptical of Spin in Citi Survey

Will AIV create additional value through the announced spin?



Should AIV have a shareholder vote to approve the transaction?



Note: Citigroup poll as of 7:30 am ET on September 23rd, 2020. Survey was conducted online, The participants were anonymous, and the sample was limited.

PRE-SPIN AIMCO: A HISTORICAL UNDERPERFORMER



PRE-SPIN AIMCO TSR BADLY UNDERPERFORMED RELEVANT PEERS SINCE ITS INITIAL PUBLIC OFFERING ("IPO")

- Pre-Spin Aimco's TSR since its 1994 IPO as well as the prior 1, 3, and 5-years pre-Spin consistently underperformed Proxy Peers and REITs overall – despite a sound fundamental backdrop

- Underperformance, in our view, stems primarily from a long history of poor oversight, strategic vision, and capital allocations decisions, leading to slower cash flow (FFO) per share growth than apartment peers

- Continued investor skepticism in post-Spin Aimco is not a surprise, given its management team and Board were handpicked by the underperforming predecessor – *what's past may be future*

- Current Aimco executives have long tenure at Company and received long-term incentive (LTI) compensation that is based on TSR combining pre- and post-spin performance

Total Return and Cash Flow Growth Underperformance to Peers

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Years	Since IPO (July 1994)
Pre-Spin Aimco (NYSE: AIV)	8%	-18%	-33%	974%
Pre-Spin Aimco Underperformance vs. Apartment Peers	-13%	-14%	-6%	-907%
Pre-Spin Aimco Underperformance vs. Proxy Compensation Peers	-15%	-17%	-10%	-429%
Pre-Spin Aimco Underperformance vs. REITs	-25%	-26%	-19%	-39%

FFO/share Growth	10 Year	5 Year	3 Year	1 Year
Pre-Spin Aimco	61%	21%	8%	2%
Apartment Peer Average	*86%*	*31%*	*14%*	*6%*
AIV Underperformance vs. Apartment Peers	-25%	-10%	-7%	-5%

Source: Bloomberg, Company filings; Note: As of 9/21/20; Proxy Compensation Peers defined as AMH, ARE, BRX, CPT, DEI, DRE, ELS, EXR, FRT, PEAK, KRC, KIM, LPT, MAC, MAA, REG, SLG, SUI, TCO and UDR as disclosed in AIV's 2020 Proxy Statement; REITs defined as FNERTR Index; Apartment Peers defined as AVB, EQR, ESS, CPT, MAA, and UDR

PERSISTENT DISCOUNT TO NAV SINCE BEFORE SPIN



UNDER THE LEADERSHIP OF THE BOARD, PRE-SPIN AIV TRADED AT A DISCOUNT TO NAV

- Pre-Spin Aimco traded at a persistent discount to NAV while Apartment Peers often traded near or above NAV for much of this time



Pre-Spin Aimco Persistently and Consistently Traded at a Discount to NAV

Source: Green Street (observed premium/(discount) to NAV), Company filings; Note: Data through 9/21/20

APPARENT DEEP DISREGARD FOR SHAREHOLDERS NECESSITATES CHANGE



LANDandBUILDINGS   www.AimHighAIV.com

ARCHAIC CORPORATE GOVERNANCE



SELF-PRESERVATION AT THE EXPENSE OF SHAREHOLDER RIGHTS

- In connection with the Spin, and seemingly in response to L&B's activism, Aimco enacted numerous governance policies that are disenfranchising to shareholders, all of which are antithetical to governance best practices and out of step with the REIT industry

Aimco Depriving Shareholders' Rights	Aimco Governance Worst in Class
Used Maryland Unsolicited Takeover Act ("MUTA") to classify the Board	Only 4% of REITs have staggered boards and only 1 other REIT has used MUTA to stagger board without shareholder approval (MAC)
Have not yet opted out of MUTA	Majority of REITs have opted out of MUTA
Delayed annual meeting to December	Only 1 other REIT holds December annual meeting (AIRC)

Source: Company filings, Green Street; Note: Based on Green Street coverage universe as of November 3, 2022

LACK OF CONSTRUCTIVE ENGAGEMENT



L&B HAS BEEN DISAPPOINTED BY AIMCO'S UNWILLINGNESS TO WORK COLLABORATIVELY

- **We believe the actions of Aimco's leadership around engagement speak much louder than their words**
  - CEO Wes Powell has said to us on multiple occasions that he hopes to have a "constructive dialogue" and avoid a proxy contest but has not provided any feedback on Land & Buildings' specific requests – including an immediate de-staggering of the Board
  - Aimco abruptly filed its preliminary proxy on September 28th with less than 30 minutes warning, disclosing L&B's nominees without proposing any specific cooperation agreement terms whatsoever beforehand or responding to our proposed settlement framework
  - R. Dary Stone, despite being Chair of Nominating and Corporate Governance Committee, has not communicated with L&B or any of our nominees whatsoever

- **Requests for additional meetings and continued dialogue have been met with silence**
  - L&B last spoke with the Company on September 20th despite repeated requests by L&B for follow-up meetings to explore potential settlements to avoid a public fight

Email from Jonathan Litt to CEO Wes Powell on 10/18/22

Wes,

We are disappointed we have not heard back from you and the Board since our last outreach on September 30th. It has now been about a month (September 20th) since we spoke to you, Pat, and Jay.

We continue to believe a constructive solution is possible and mutually beneficial.

If you are no longer interested in engaging with us, we understand, and will proceed accordingly.

Regards,

Jon

Jonathan Litt
Founder & CIO
Cell: 203-536-0148



LANDandBUILDINGS

1 Landmark Square, 17th Floor
Stamford, CT 06901
www.landandbuildings.com

> **Aimco's apparent utter disregard for shareholders has only been reinforced by Land & Buildings' disappointing engagement with management and the Board**

PLAYING GAMES WITH PROXY PEERS

Aimco

AIMCO CURIOUSLY CHANGED ITS PEER GROUP IN ITS 2022 PROXY STATEMENT

- In 2022, Aimco changed the peer group in their proxy statement from a relevant, historically well-performing REIT group, which included various residential companies, to a worse-performing, less relevant peer group focused on development companies, in what appears to us to be a thinly veiled attempt to find a more favorable comparison to justify its underperformance



2021 Proxy Peers

+220% trailing 10-year TSR

American Campus Communities
els Equity LifeStyle Properties
Kilroy Realty Corporation
American Homes 4 Rent
Extra Space Storage
Kimco Realty
Brixmor Property Group
Federal Realty Investment Trust
Liberty Property Trust
Camden
Hudson Pacific Properties
Macerich
Douglas Emmett
Sun Communities, Inc.
Omega
Park Hotels & Resorts
Duke Realty
JBG Smith
Taubman
Regency Centers.

2022 Proxy Peers

+88% trailing 10-year TSR

Armada Hoffler Properties
Howard Hughes
Stratus
Clipper Realty
JBG Smith
Tejon Ranch Company
iret
Independence Realty Trust
veris Residential
Forestar
St Joe
Five Point
Wash REIT

Source: Company filings, Bloomberg; Note: 10-year TSR calculations are equal-weighted average returns and include all companies that were public for the entire trailing 10-year timeframe through 4/30/22

DISCOUNT TO NAV IS EXACERBATED POST-SPIN

AIMCO TRADES AT A DEEP DISCOUNT TO ITS OWN INTERNAL NAV ESTIMATE

- The persistent and consistent undervaluation of AIV stock pre-Spin was further magnified post-Spin, with the stock trading as much as 50% below real estate value

- Aimco has disclosed an estimated $12/share NAV for year-end 2022, yet the highest it traded prior to L&B re-engagement was ~$8/share



Persistently deep discount to AIV's own internal NAV estimate

Source: Company filings, Bloomberg



IS AIMCO A TRULY INDEPENDENT COMPANY?

Aimco

CONFLICTS OF INTEREST AT AIMCO CAUSE US TO QUESTION THE INDEPENDENCE AND MOTIVATIONS OF THE BOARD

- **Four current Board members have a long history with Aimco and have not yet been subject to a shareholder vote post-Spin:**
  - Class II Director (up for election this year for first-time post-Spin)
    - Michael Stein – Board member since 2004
  - Class III Directors (up for election in 2023 for first-time post-Spin)
    - Terry Considine – Founder and former CEO, Board member since 1994
    - Robert Miller – Chairman, Board member since 2007
    - Wes Powell – Current CEO and Board member, employee since 2004
- **The complex interrelationship between AIRC and AIV is rife with conflicts of interest in our view**
  - AIRC is approximately 5 times the size of AIV, creating an apparent power imbalance between the two companies
  - AIRC and AIV have engaged in numerous transactions with each other with intercompany loans, intercompany leases, and other agreements involving hundreds of millions of dollars, presenting we believe an obvious conflict of interest
    - Aimco paid AIRC $17.4 million of fees and $13.7 million of interest payments in 2022 associated with the $534 million loan payoff, a loan that at the time of origination in late 2020, was at an above-market 5.2% interest rate
    - Aimco has paid $5.6 million of fees to AIRC during the first nine months of 2022 related to property management, property accounting, and other support services AIRC provides to Aimco
    - Numerous other agreements between the firms exist that result in millions of dollars being transferred from AIV shareholders to AIRC
    - A complicated set of leases between the companies, established at the Spin, were canceled this year in a transaction valued in the hundreds of millions of dollars

Was the timing and result of these transactions truly in the best interest of Aimco and its shareholders or did AIRC, Mr. Considine, and a seemingly conflicted Board and management team taint these negotiations?

Source: Company filings, Bloomberg

AIV BEARING BRUNT OF MR. CONSIDINE'S COMPENSATION



Aimco

TERRY CONSIDINE'S INVOLVEMENT WITH BOTH AIRC AND AIV PRESENTS CLEAR CONFLICTS IN OUR VIEW

- **Aimco shareholders are on the hook for $6.6 million of compensation to Mr. Considine in 2022 despite him not being our CEO**
  - ✘ Aimco is obligated to reimburse AIRC $4.5 million related to Mr. Considine's 2022 compensation, while AIRC is only required to pay $1 million
  - ✘ Aimco is targeting $2.1 million of additional direct compensation paid to Mr. Considine in 2022 for a multitude of responsibilities well beyond typical board member obligations
    - Given the numerous transactions between Aimco and AIRC, we believe Mr. Considine's responsibilities are highly concerning: "(i) short and long-term strategic direction and advice; (ii) transition and executive support to officers; and (iii) advice and consultation with respect to strategic growth and acquisition activities"
- **Terry Considine's involvement with both AIRC and Aimco is troubling to Land & Buildings**
  - ✘ Terry Considine, founder and former Chairman/CEO of Aimco, and current CEO of AIRC, remains on the AIV Board; Mr. Considine had originally slated himself to be Chairman/CEO of post-spin Aimco prior to L&B's involvement and shareholder outcry
  - ✘ Mr. Considine has nearly $250 million invested in AIRC, ~5 times the amount of his wealth he has invested in AIV
  - ✘ Aimco CEO Wesley Powell owes his career to his "mentor" and "friend" Mr. Considine, joining Aimco in 2004, and appears to us to have been hand-picked by Mr. Considine to succeed him as CEO

We question how Mr. Stein and Mr. Stone, both members of the Compensation and Human Resources Committee, could approve such payments for Mr. Considine when he is not even our CEO

Source: Company filings, Bloomberg

RELATED PARTY TRANSACTIONS ARE HIGHLY CONCERNING



MR. STEIN AND MR. STONE HAVE APPROVED SIGNIFICANT PAYMENTS TO DIRECTORS' FAMILY MEMBERS

- **Mr. Considine's daughter was paid $1.4 million in 2021 as part of her employment with Aimco**
  - ✖ Mr. Considine's daughter, Elizabeth Likovich, is in a senior leadership position at Aimco as Senior Vice President where she oversees Aimco's development, construction, and acquisition activities within the central United States
  - ✖ Mr. Stein, Mr. Stone, and the rest of the Nominating and Corporate Governance Committee reviewed and approved the $1.4 million compensation to Mrs. Likovich and she continues to be employed by the Company

- **Mr. Powell's father was paid nearly $1.0 million by Aimco, approved in April 2022**
  - ✖ Mr. Powell's father, Richard M. Powell, has been a contractor for Aimco for 25 years (since 1997) providing vague services to Aimco
  - ✖ Mr. Stein, Mr. Stone and the rest of the Nominating and Corporate Governance Committee reviewed and approved a $1.0 million fee paid to Richard M. Powell's firm this year

RELATED PERSON TRANSACTIONS

In November 2019, Aimco confirmed an arrangement with Richard M. Powell, of R.M. Powell & Co., a contractor for Aimco since 1997 and father of Mr. Wes Powell, Director, President and CEO. Depending on the success of potential transactions identified by Mr. Richard Powell, he may earn fees in amounts in excess of $120,000. Pursuant to the Company's related party transactions policy, the Nominating, Environmental, Social, and Governance Committee reviewed and approved the arrangement with Mr. Richard Powell, subject to the Committee's subsequent review and approval of any specific transaction in which R.M. Powell & Co. provides services. In April 2022, the Nominating, Environmental, Social, and Governance Committee reviewed and approved a transaction directly sourced by R.M. Powell & Co., including a fee paid to R.M. Powell & Co. in the amount of $998,134, with such fee calculated pursuant to the fee structure previously reviewed and approved by the Nominating, Environmental, Social, and Governance Committee.

In March 2020, Elizabeth Likovich, the daughter of Mr. Considine, Director, became a full-time employee of the Company. Her compensation for 2021 was in line with the median for her peers, and consisted of $254,606 in base salary, $68,400 in STI, $4,222 in discretionary matching contributions under Aimco's 401(k) plan, and $1,106,022 in equity awards vesting over four to five years. Prior to joining Aimco, Ms. Likovich held a similar position at a peer apartment company. Pursuant to the policy noted above, the Nominating, Environmental, Social, and Governance Committee reviewed and approved the employment of Ms. Likovich.

We question whether Mr. Stein and Mr. Stone were acting independently and in the best interest of shareholders when approving such payments to Mr. Powell's father and Mr. Considine's daughter

Source: Company filings, Bloomberg

INVESTOR COMMUNICATIONS FAILURE



AIMCO HAS CHOSEN TO REMAIN NEARLY INVISIBLE TO THE BROADER INVESTMENT COMMUNITY

- Aimco is a complex company with high execution risk given the unfocused portfolio, substantial development exposure, large "alternative investments" and high leverage, particularly given an inexperienced management team borne out of an underperforming predecessor, in our view

- We believe that in order to overcome these obstacles, in addition to reconstituting the Board, Aimco needs a herculean effort to earn a cost of capital from shareholders where its business plan and external growth ambitions are feasible and likely to create value

- It is clear to us that the Company has badly missed the mark here, preferring to stay nearly invisible to the investment community, existing as an orphan REIT with a distressed valuation for the better part of two years

- The Company's lack of institutional REIT-dedicated investors (only 1 in top 10) appears to further illustrate the lack of investor buy-in

| Zero sell-side Wall Street analyst coverage | Does not host quarterly earnings calls | Provides no earnings guidance | No concerted investor outreach program including attending major REIT investor conferences |

Source: Company filings, Land & Buildings

MAJOR CAPITAL ALLOCATION DECISIONS NEED OVERSIGHT

Aimco

REFRESHED BOARD NEEDED TO EVALUATE PIPELINE BEFORE THERE IS IRREPARABLE HARM DONE IN OUR VIEW

- **Aimco is a development company without a clearly articulated plan for its >$2.5 billion investment pipeline**
  - No details on costs, funding sources, yields, potential value creation, or timing of any of the numerous development opportunities the Company has in its future pipeline
  - The lack of details and a coherent strategic vision leads, we believe, to significant uncertainty, incredibly difficult investor underwriting, and an impaired valuation

Aimco Investor Presentation May 2022

PIPELINE ASSETS


Brickell Assemblage


Edgewater Land

>$2.5bn
OF PIPELINE
INVESTMENTS
UNDER AIMCO
CONTROL


Anschutz Medical Campus


Flying Horse


Fort Lauderdale Land

> It is clear to us that new independent voice are desperately needed on the Board now as Aimco embarks on this ambitious >$2.5B development pipeline and considers other strategic options – decisions being made today will have long-lasting, material impacts on shareholder value

Source: Company filings



CAPITAL ALLOCATION DROVE HISTORICAL UNDERPERFORMANCE

Aimco

CAPITAL ALLOCATION DECISION-MAKING APPEARS BROKEN TO L&B

- **Failures of the past continue to haunt Aimco – AIRC spun off to leave poor development and investment track record behind, hoping to allow AIRC to close the valuation gap to peers**
  - Large, complex acquisitions and developments that failed to create value are a significant reason for the historical underperformance and undervaluation of the Company in our view – and why AIRC no longer pursues these projects – clearly illustrating the urgent need for additional oversight

Pre-Spin Aimco Sept. 2020 Presentation Highlights Benefits to AIRC of Ridding Itself of Development



Expected Benefits to AIR

Simplicity: A simplified business focused solely on the ownership and active management of a diversified portfolio of stabilized apartment communities;

Transparency: A business that is more readily understood by investors;

Predictability: A business that is more predictable due to best-in-class operations and reduced exposure to the execution risk of development and redevelopment;

Higher Income: FFO is increased by (i) the elimination of earnings dilution from properties with reduced or no earnings during their development, redevelopment, or lease-up, and (ii) lower management costs (expected to be ~15 bps of fair market value ("Gross Asset Value" or "GAV")) due to the elimination of overhead costs related to development and redevelopment activities;

AIR expects to benefit from a series of valuable opportunities to transact with Aimco to enhance the quality and resilience of its portfolio, while sidestepping the risks, earnings drag and leverage of development activities.

Pre-Spin Aimco Oct. 2020 Presentation Highlights Discounted Valuation, Implying Capital Allocation is Culprit in our View



Board Strategy Targets Opportunity to Improve FFO Multiple
Notwithstanding excellent real estate and strong operational performance, Aimco shares have traded at a discount to peers
Last 3 Years: Price / NTM FFO¹
27.0x
21.0x
15.0x
9.0x
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
15.9x
14.1x
AIV
Multifamily Peers

Source: Company filings

CAPITAL ALLOCATION LACKS DISCIPLINE



WE BELIEVE THE COMPANY RISKS DESTROYING SUBSTANTIAL SHAREHOLDER VALUE

- **Aimco has a poor cost of capital yet continues to forge ahead with additional land purchases**
  - AIV has purchased over $150 million of land year-to-date despite already having a >$2.5B unfunded development backlog
  - To fund its most recent $100 million purchase of Flagler Village in Fort Lauderdale, FL, the Company issued $60 million debt in August at one-month SOFR plus a 6.75% spread with an all-in minimum interest rate of 8.00%, costing investors millions a year in interest payments while we wait for an uncertain payoff, likely years in the future
  - Debt paydown and/or additional share repurchases would have been a better use of cash in our view

- **Alternative funding sources appear to be inadequate and poorly timed**
  - The Company waited until July of this year to market its troubled $363 million mezzanine loan on the Parkmerced multifamily development in San Francisco, timing the market poorly and failing to execute the sale
    - *We question whether the company would have marketed the asset if not for Land & Buildings involvement*
  - Alaska Permanent Joint Venture, which may provide equity for future development opportunities, is a band-aid in our view, not a funding solution, as it simply gives away potential development upside to an equity partner without solving the issue of Aimco finding its own attractive equity and debt capital

- **Entrenched Board and management appear unresponsive to potential strategic options**
  - Westdale, an owner of a $6 billion apartment portfolio, filed a 13D on the Company in August, indicating what we believe is likely a lack of constructive dialogue with Aimco regarding a potential strategic transaction

Michael Stein, as Chairman of the Investment Committee, bears responsibility in our view for the poor capital allocation, lack of a long-term plan, and failure to articulate a clear value-maximizing strategy to shareholders

SOUTH FLORIDA CROWN JEWELS – WAITING FOR A PLAN

Aimco

L&B BELIEVES THERE IS SUBSTANTIAL TRAPPED VALUE THAT AIMCO IS NOT CAPITALIZING ON

- **Aimco has upwards of ~$1B in real estate value in Miami and South Florida seemingly with no clear plan to unlock the value**
  - Aimco's Brickell assets in Miami (1001 Brickell Bay, the Yacht Club at Brickell, and land totaling 4.25 acres) alone are likely worth well in excess of $500M and have an opportunity to develop significant additional multifamily density
  - Citadel's April 2022 purchase of 1201 Brickell, which neighbors AIV assets, priced a 2.5-acre parking lot at $363M ($145M/acre for vacant land), implying a potentially much higher value for Aimco assemblage.
  - Aimco has failed to articulate a plan on how to capitalize on the Brickell opportunity, including cost, funding sources, timing, and potential value creation; instead the Company appears to be just sitting idly by



Nusr-Et Steakhouse Miami
Dogtown Brickell
Panorama Tower
TD Bank
Hyatt Centric Brickell Miami
SE 11th St
Brickell Bay Dr
JW Marriott Miami
Banco Sabadell Miami Branch
SE 12th St
1201 Brickell
Jimmy John's
1221 Brickell
SE 13th St
Dade Heritage Tr
Luxe Living USA
Crazy About You
Box di Cesco
1001 BRICKELL BAY
THE YACHT CLUB AT BRICKELL
FUTURE HQ
CITADEL

Source: Land & Buildings estimates, Company filings

EXCEPTIONALLY QUALIFIED AND EXPERIENCED NOMINEES

THE PATH FORWARD



LAND & BUILDINGS' DIRECTOR NOMINEES

- We believe our independent and exceptionally qualified and experienced nominees, Michelle Applebaum and James "Jim" Sullivan, are the right individuals in our view to help maximize shareholder value and realize AIV's true potential



Michelle Applebaum possesses 30+ years of experience working in capital markets and advising institutional investors and CEOs, has significant leadership experience working at a senior level in a large multinational company, and has served as a public company director. If elected, we believe Ms. Applebaum would be ideally positioned to help Aimco improve its corporate governance and regain credibility with the investment community.



James P. Sullivan possesses extensive expertise in the real estate industry and advising REITs, as well as significant investment, leadership, and boardroom experience. If elected, we believe Mr. Sullivan would be able to immediately help improve Aimco's capital allocation, overall strategy, and investor outreach.

MICHELLE APPLEBAUM

Aimco

PROVEN ANALYTICAL ABILITY AND ADVOCATE FOR SHAREHOLDERS & GOOD GOVERNANCE



Salomon Brothers





- Former equity analyst and Managing Director with Salomon Brothers (later Citigroup) and became ranked number one in steel equity analysis by Institutional Investor Magazine for much of her career with the firm

- Michelle later established an equity research and corporate advisory consultancy knowns for its independence; she worked with nearly 100 of the country's largest institutional shareholders and asserted her independence by refusing advisory assignments and denying access to her equity research to any covered companies

- Previously served as a director of Northwest Pipe Company (NASDAQ: NWPX), the largest manufacturer of engineered steel pipe water systems in North America, from September 2014 to June 2020, where she played a significant role in enhancing corporate governance and transforming the company by exiting unprofitable business lines, acquiring a competitor, and advising the company on shareholder communication

- Frequent speaker guest speaker at National Association of Corporate Directors (NACD) events and author for NACD magazine, focusing on shareholder engagement and corporate governance

"In my more than 30-year career as a financial analyst and Board member, I've just about seen it all. One thing that stuck with me is the belief that accountability and transparency breed success. That starts with good corporate governance. I will look to foster a culture of best practices in the Boardroom and across Aimco."



NORTHWEST PIPE CASE STUDY

Aimco

MRS. APPLEBAUM WAS AGENT OF CHANGE IN ENHANCING CORPORATE GOVERNANCE AND CAPITAL ALLOCATION

- Mrs. Applebaum was a catalyst for positive change during her tenure as a director at Northwest Pipe Company (Nasdaq: NWPX) from September 2014 to June 2020
- Before Mrs. Applebaum's arrival, NWPX suffered from inferior corporate governance and capital allocation oversight, in our view, with a sector-high Shark Repellent "Rating" reflecting high degree of takeover defenses
- Mrs. Applebaum worked with management and fellow directors to build consensus and drive positive change at the company
- Key accomplishments during her tenure include:
    - Removal of poison pill
    - Enhanced disclosures
    - Improved capital allocation decision-making, including advocating for disposing of an underperforming asset and accretively acquiring closest competitor
    - Improved ISS QualityScore from 9 (out of 10 highest risk) in 2014 to 6 in 2020

Northwest Pipe Company

Prior to Mrs. Applebaum's Arrival NWPX Suffered From Poor Corporate Governance

Comparable Company Shark Repellent "Rating"[1]

Top Quartile

Company	Ticker	Rating
Kaiser Aluminum Corporation	KALU	8.75
Northwest Pipe Company	NWPX	8.75
Allegheny Technologies Incorporated	ATI	6.00
Carpenter Technology Corporation	CRS	5.75
Hecla Mining Company	HL	5.75
Maxwell Technologies, Inc.	MXWL	5.50
Worthington Industries, Inc.	WOR	5.50
Dayton Superior Corporation	DSUPQ	5.25
Horsehead Holding Corp.	ZINCQ	5.25
Matthews International Corporation	MATW	5.25
Median		**5.63**



"Institutions like mutual funds, hedge funds, pension funds, and banks who actually own the stocks pay me to analyze the companies, to see through the veil, to acid-test the selling thesis and forecast and to provide judgment on value. They pay me to trust no one; they pay me to be a skeptic…we need our truth-tellers; and while I may ask the tough questions, I am still your fan and friend."

Michelle Applebaum
American Metal Market Magazine
October 2011

JAMES "JIM" P. SULLIVAN

UNIVERSALLY RESPECTED REIT ANALYST AND SENIOR LEADER AT TOP-RATED INDEPENDENT RESEARCH FIRM






Green Street


BANK OF AMERICA

- Most recently spent over twenty-five years at Green Street, a top-rated investment research firm that focuses on commercial real estate, as Senior Advisor of Research and before that, as President of Green Street's Advisory Group

- Prior to Green Street, worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC), and Manufacturers Hanover Trust Company

- Currently serves as a member of the board of directors of Bixby Land Company, a privately owned real estate company, since 2016, where he serves as Chairman of the Compensation Committee and a member of the Audit Committee

- Currently serves as a member of the board of directors of The James Campbell Company, a private, Hawaii-based, nationally diversified real estate company, since May 2022, where he serves as a member of the Compensation and Audit Committees

> *"I have dedicated my career to analyzing REITs and advising real estate companies on how to best allocate capital and maximize shareholder value. I see a tremendous opportunity at Aimco to improve company strategy, gain credibility, unlock shareholder value and turn AIV into a must-own REIT holding."*

GREEN STREET: AN INDUSTRY LEADER

ONE OF THE MOST RECOGNIZED NAMES IN THE REIT INDUSTRY

- Jim Sullivan joined Green Street as the 6th employee in 1994 and helped build Green Street into a leader as a third-party provider of objective and unbiased real estate research and advisory services for over three decades with a conflict-free approach not dependent on investment banking

- Green Street Advisory, which Mr. Sullivan led, has provided advice to numerous public and private real estate companies to enhance their decision-making processes, including Blackstone and Brookfield

- Green Street is the research firm most frequently cited by Aimco in public filings, both pre- and post-Spin, according to an internal review by Land & Buildings



"Green Street Advisors is **one of the most recognized names in the REIT industry.**"
– *Ric Campo, Chairman and CEO of Camden Property Trust*



"By being independent and not being involved with investment banking, they had **an aura of objectivity and a clean approach…**"
– *Milton Cooper, Chairman of Kimco Realty Corp.*



"Green Street was a **pioneer in researching REITs** and, frankly, helping to shape the business model for the modern REIT era. They're **very smart, intellectually honest.**"
– *Joe Harvey, President and CEO of Cohen & Steers*



Source: REIT Magazine January/February 2017 "A Walk Down Green Street"

DO NOT VOTE FOR MICHAEL STEIN

18-YEAR TRACK RECORD OF POOR OVERSIGHT AT AIMCO

✖ Mr. Stein has been a director of the Company since 2004 (18 years)

  ✖ Mr. Stein had worked alongside current board members Terry Considine (former CEO/Chairman), Chairman Robert Miller and CEO Wesley Powell for 15+ years, overseeing substantial underperformance and undervaluation

  ✖ Mr. Stein and Mr. Miller were both C-level executives at Marriott contemporaneously

  ✖ Sits on all four of the Company's committees, including as Chair of the Investment Committee

✖ As member of the pre-Spin Board and Nominating and Corporate Governance Committee, he refused to allow a special meeting for shareholders to vote on the Spin, approved the classification of the Board and the delay of the annual meeting

✖ Current Chair of the Investment Committee which has overseen numerous capital allocation missteps; the Investment Committee does not have a disclosed charter

✖ Oversaw substantial underperformance of shares since his tenure began in 2004, and a material historical and current discount to net asset value

✖ Has an investment 5 times the size in AIRC vs. AIV despite only being a board member of AIV, further heightening our concerns on the complex interrelationship between the two companies and existing conflicts of interest



- Chair of Investment Committee
- Member of Audit Committee
- Member of Compensation and Human Resources Committee
- Member of Nominating and Corporate Governance Committee

TOTAL SHAREHOLDER RETURNS	SINCE DIRECTOR MICHAEL STEIN (10/14/2004)
Aimco underperformance vs. MSCI US REIT Index (RMSG)	-19%
Aimco underperformance vs. Proxy Peers	-704%
Aimco underperformance vs. Apartment REITs	-209%
Aimco underperformance vs. S&P 500	-130%

Source: Bloomberg; Note: REIT Index defined as MSCI US REIT Index, Proxy Peers as defined in October 28th, 2021 Company Proxy Statement; Apartment REITs defined as BBREAPT Index in Bloomberg; Data through April 30, 2022

DO NOT VOTE FOR R. DARY STONE

FAILING AT GOOD GOVERNANCE

✖ Mr. Stone has been a director at Aimco since the Spin, allowing the poor governance status quo to fester while AIV underperformed

    ✖ Sits on all four of the Company's committees, including Chair of the Nominating and Corporate Governance Committee

✖ As Chair Nominating and Corporate Governance Committee, we believe he has failed to act in accordance with the basic duties and responsibilities outlined in the Nominating and Corporate Governance Committee's Charter

    ✖ <u>Mr. Stone did not engage with us whatsoever, including participating on any phone calls, nor reach out to our nominees</u> despite his duty: "to assist the Board in identifying, recruiting and, if appropriate, interviewing candidates to fill positions on the Board, including persons suggested by stockholders or others."

    ✖ <u>Mr. Stone has let the status quo of poor corporate governance persist, not immediately declassifying the board or removing supermajority voting requirements</u> despite his duty: "to review periodically corporate governance trends, best practices, and regulations applicable to the corporate governance of the Corporation and consider any other corporate governance matters that arise from time to time and develop appropriate recommendations for the Board."

    ✖ <u>Mr. Stone has overseen an unwieldy committee structure with four committees of 8+ members lacking independence</u> despite his duty: "to make recommendations to the Board regarding the size and composition of each standing committee of the Board, including the identification of individuals qualified to serve as members of a committee"



- **Chair of Nominating and Corporate Governance Committee**
- **Member of Audit Committee**
- **Member of Compensation and Human Resources Committee**
- **Member of Investment Committee**

> Mr. Stone has failed to challenge the status quo during his tenure, allowing for the numerous governance and other challenges at the Company to persist and failing to address underperformance and undervaluation